MARTIN MIDSTREAM PARTNERS L.P.

4200 Stone Road

Kilgore, Texas 75662

June 6, 2016

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attn:	H. Roger Schwall, Assistant Director
Jerard Gibson, Staff Attorney

Re:	Martin Midstream Partners L.P.
Registration Statement on Form S-3
Filed May 17, 2016
File No. 333-211407

Dear Mr. Schwall and Mr. Gibson:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Martin Midstream Partners L.P. (the “Registrant”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-3 (File No. 333-211407), to June 8, 2016 at 3:00 p.m. Eastern Time, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Schwall and Mr. Gibson

June 6, 2016

Please contact David Taylor of Locke Lord LLP at (713) 226-1496 with any questions you may have concerning this request. In addition, please notify Mr. Taylor when this request for acceleration has been granted.

Very truly yours,

/s/ Robert D. Bondurant
Robert D. Bondurant
Executive Vice President, Chief Financial Officer and Director